Exhibit 99.2

NICE Solutions Help Secure the World’s Largest Soccer Tournament, Taking
Place in Brazil

NICE Situator was chosen as the centerpiece for one of the country’s Integrated
Management Centers, which serves the safety and security needs of millions of citizens and tourists

Paramus, New Jersey, June 4, 2014 – NICE Systems (NASDAQ: NICE) today announced that a large city in Brazil has implemented NICE Situator to help secure its community and next week’s international soccer tournament, taking place in Brazil from June 12 to July 13, 2014. NICE Systems will continue working with local authorities following the tournament as part of a broader safe city initiative, to protect its millions of citizens.

NICE Situator was selected as the centerpiece of the integrated management center that will oversee safety and security in one of the soccer tournament’s host cities. The center brings together 24 government agencies that will leverage NICE Situator to enhance situational awareness, decision-making and incident response. Should an incident occur, security operators will have instant access to real-time video from hundreds of video cameras along with an automated response plan.

“We’re proud to have been selected for this safe city initiative, which involves securing one of the biggest sporting events in the world,” said Chris Wooten, Executive Vice President, NICE Security Group. “NICE’s experience and technology makes us uniquely equipped to support a multifaceted security initiative of this level. This comes on the heels of our successful safe city initiative with Sochi, Russia.”

At the conclusion of the project, NICE Situator will be the centerpiece of a comprehensive city-wide solution that integrates multiple video surveillance systems, including NiceVision, and connects to thousands of cameras and sensors. The solution will correlate data from behavioral analytics software, social media analysis, access control, and fire and intrusion detection systems. Operators will use Situator to monitor and manage security at the soccer stadium, hotels, roads, transit system, airport, and other locations in the city.The solution will also integrate computer aided dispatching, helping to manage incidents that are escalated by emergency service center operators.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.